AMENDMENT
To
Transfer Agency and Service Agreement Between
Each of the Entities, Individually and not Jointly, as Listed on Schedule A and
Boston Financial Data Services, Inc.

This Amendment is made as of this 2nd day of November, 2016, between Each of the Entities, Individually and not Jointly, as listed on Schedule A (collectively, the "Funds" and individually, the "Fund") and Boston Financial Data Services, Inc. (the "Transfer Agent"). The Funds and the Transfer Agent are parties to a Transfer Agency and Service Agreement dated January 1, 2013, as amended, (the "Agreement"). In accordance with Section 16.1 (Amendment) and Section 17 (Additional Portfolios/Funds) of the Agreement, the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

l.	Section 3.2. Section 3.2 of the Agreement is hereby deleted in its entirety, and replaced with the following:

"3.2 Other Fees and Charges. In addition to the fees paid under Section 3.1 above, the Fund agrees to pay the Transfer Agent for certain other fees and charges, including but not limited to: checkwriting, CIP-related database searches, commission fee application, COOL, data communications equipment, computer hardware, DST disaster recovery charge, DSTO products and services, express mail and delivery services, FDIC deposit insurance account charges, federal wire charges, forms and production, freight charges, household tape processing, lost shareholder searches, lost shareholder tracking, manual check pulls, microfiche, network products, new fund implementation, NSCC processing and communications, postage (to be paid in advance if so requested), offsite records storage, P.O. box rental, print/mail services, programming hours, regulatory compliance fee per CUSIP, returned checks, Short Term Trader, special mailing, statements, supplies, tax reporting (federal and state), telecommunications equipment, telephone (telephone and fax lines), training, transcripts, travel, TIN ce1iification (W-8 & W-9), year-end processing and other fees, charges or expenses incurred at the direction of the Fund or with advance written notice to the Fund.

2.	All references throughout the Agreement to "reimbursable expenses" shall be replaced with "other fees and charges".

3.	Term. The first sentence of Section 12.1 of the Agreement is hereby deleted and replaced with the following:
"The initial term of this Agreement (the "Initial Term") shall commence on July 1, 2016 (unless otherwise stated with respect to a Fund as specified on Schedule A) and continue through June 30, 2021, (the "Initial Term")."

4.	All defined terms and definitions in the Agreement shall be the same in this Amendment (the "November 2, 2016 Amendment") except as specifically revised by this Amendment; and

5.	Except as specifically set forth in this November 2, 2016 Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this November 2, 2016 Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

EACH OF THE ENTITIES,
INDIVIDUALLY AND NOT JOINTLY,
AS LISTED ON SCHEDULE A

By: /s/ Holly Baggot
Name: Holly Baggot
Title: Vice President

BOSTON FINANCIAL DATA
SERVICES, INC.

By: /s/ Richard J. Johnson
Name: Richard J. Johnson
Title: Managing Director

As an Authorized Officer on behalf of each
of the Funds indicated on Schedule A